Exhibit 5.1

Our ref	RDS/696731-000001/19284919v3
Direct tel	+852 2971 3046
Email	richard.spooner@maples.com

SOS Limited

PO Box 309

Ugland House

Grand Cayman, KY1-1104

Cayman Islands

23 February 2021

Dear Sir or Madam

SOS Limited

We have acted as counsel as to Cayman Islands law to SOS Limited, an exempted company incorporated in the Cayman Islands with limited liability (the "Company"), in connection with the Company's registration statement on Form F-3ASR, filed on 23 February 2021 with the Securities and Exchange Commission (the "SEC") under the Securities Act of 1933, as amended, (the "Registration Statement"), relating to:

A.	the registration of the following indeterminate number of securities as may, from time to time, be issued and sold by the Company at indeterminate initial offering prices ("Securities"):

(a)	Class A ordinary shares of the Company of par value US$0.0001 per share ("Ordinary Shares"), including Ordinary Shares in the form of American Depositary Shares ("ADSs') to be issued in accordance with a deposit agreement dated 4 May 2017 made among the Company, Citibank, N.A. as the depositary (the "Depositary") and all holders and beneficial owners of ADSs issued thereunder, as amended or varied (the "Deposit Agreement");

(b)	preferred shares of the Company of par value US$0.0001 per share ("Preferred Shares"), including Preferred Shares in the form of ADSs;

(c)	debt securities, including senior debt securities, senior subordinated debt securities, subordinated debt securities, or convertible debt securities of the Company (collectively "Debt Securities"), each series of Debt Securities to be issued under indentures to be entered into by the Company and the trustee for such Debt Securities ("Indentures");

(d)	warrants to purchase ADSs or Preferred Shares ("Warrants"), to be issued under warrant agreements to be entered into between the Company and the warrant agent for such Warrants thereunder ("Warrant Agreements");

(e)	rights to purchase Securities ("Rights"), to be issued under rights agent agreements to be entered into between the Company and a rights agent for such Rights ("Rights Agent Agreements"); and

(f)	units consisting of one or more of the Securities in any combination ("Units"), to be issued under unit agreements to be entered into between the Company and a unit agent for such Units ("Unit Agreements"); and

B.	Certain selling shareholders that may, from time to time, offer and sell an indeterminate number of Ordinary Shares or ADSs held by them pursuant to an applicable prospectus supplement (the “Resale Shares” or "Resale ADSs") through public or private transactions at prevailing market prices or at privately negotiated prices.

C.	the offering and resale by certain selling shareholders (the "Selling Shareholders") set forth on the Schedule of up to an aggregate of 23,880,000 ADSs (the "Warrant ADSs"), representing 238,800,000 Ordinary Shares (the "Warrant Shares"), issuable upon exercise of the ADS Purchase Warrants (as defined below).

We are furnishing this opinion as Exhibits 5.1 and 23.2 to the Registration Statement.

1	Documents Reviewed

We have reviewed originals, copies, drafts or conformed copies of the following documents:

1.1	The Certificate of Registration By Way of Continuation dated 18 August 2015, the Certificate of Incorporation On Change of Name dated 18 August 2015, and the Certificate of Incorporation On Change of Name dated 20 July 2020.

1.2	The Amended and Restated Memorandum and Articles of Association of the Company as adopted pursuant to a special resolution of the Company dated 17 July 2020 (the "Memorandum and Articles").

1.3	The written resolutions of the board of directors of the Company dated 9 February 2021 and 18 February 2021 (together, the "Resolutions") and the corporate records of the Company maintained at its registered office in the Cayman Islands.

1.4	A certificate of good standing with respect to the Company issued by the Registrar of Companies dated 10 February 2021 (the "Certificate of Good Standing").

1.5	A certificate from a director of the Company, a copy of which is attached hereto (the "Director's Certificate").

1.6	The Registration Statement.

1.7	The prospectus included in the Registration Statement, relating to the offering and resale of the Resale Shares, Resale ADSs Warrant Shares and Warrant ADSs (the "Prospectus").

1.8	The ADS Purchase Warrants listed in the Schedule (the “ADS Purchase Warrants”).

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2	Assumptions

The following opinions are given only as to, and based on, circumstances and matters of fact existing and known to us on the date of this opinion letter. These opinions only relate to the laws of the Cayman Islands which are in force on the date of this opinion letter. In giving the following opinions, we have relied (without further verification) upon the completeness and accuracy of the Director's Certificate and the Certificate of Good Standing. We have also relied upon the following assumptions, which we have not independently verified:

2.1	The minute book and corporate records of the Company as maintained at its registered office in the Cayman Islands are complete and accurate in all material respects, and all minutes and resolutions filed therein represent a complete and accurate record of all meetings of the shareholders and directors of the Company (or any committee thereof) of the Company (duly convened in accordance with the Memorandum and Articles) and all resolutions passed at the meetings or passed by written resolution or consent (duly passed in the manner prescribed in the Memorandum and Articles), as the case may be.

2.2	The Deposit Agreement, Indentures, Warrant Agreements, Rights Agent Agreements and Unit Agreements (together, the "Transaction Documents"), and the Securities (other than the Ordinary Shares and Preferred Shares), have been, or will be, authorised and duly executed and unconditionally delivered by or on behalf of all relevant parties in accordance with all relevant laws.

2.3	The Transaction Documents and the Securities (other than the Ordinary Shares and Preferred Shares) are, or will be, legal, valid, binding and enforceable against all relevant parties in accordance with their terms under the laws of the State of New York and all other relevant laws.

2.4	Copies of documents, conformed copies or drafts of documents provided to us are true and complete copies of, or in the final forms of, the originals, and translations of documents provided to us are complete and accurate.

2.5	The choice of the laws of the State of New York as the governing law of the Transaction Documents and the Securities (other than the Ordinary Shares and Preferred Shares) has been, or will be, made in good faith and would be regarded as a valid and binding selection which will be upheld by the courts of the State of New York and any other relevant jurisdiction (other than the Cayman Islands) as a matter of the laws of the State of New York and all other relevant laws (other than the laws of the Cayman Islands).

2.6	All signatures, initials and seals are genuine.

2.7	The Company will receive money or money's worth in consideration for the issue of the Ordinary Shares and the Preferred Shares, and none of the Ordinary Shares or the Preferred Shares will be issued for less than their par value.

2.8	The Company will have sufficient unissued Ordinary Shares in its authorised share capital to enable the Company to issue the Warrant Shares upon exercise of the ADS Purchase Warrants.

2.9	The capacity, power, authority and legal right of all parties under all relevant laws and regulations (other than, with respect to the Company, the laws of the Cayman Islands) to enter into, execute, unconditionally deliver and perform their respective obligations under the Transaction Documents and the Securities.

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2.10	The ADSs, Debt Securities, Warrants, Rights, and Units will respectively be issued and authenticated as required in accordance with the provisions of the Deposit Agreement or a duly authorised, executed and delivered Indenture, Warrant Agreement, Rights Agent Agreement, and Unit Agreement (as the case may be).

2.11	The Transaction Documents and the Securities (other than the Ordinary Shares and Preferred Shares) will be, or have been, duly executed and delivered by an authorised person of the parties thereto.

2.12	There is no contractual or other prohibition or restriction (other than as arising under Cayman Islands law) binding on the Company prohibiting or restricting it from issuing the Ordinary Shares or the Preferred Shares or entering into and performing its obligations under the Transaction Documents and the Securities.

2.13	No monies paid to or for the account of any party under the Transaction Documents or the Securities or any property received or disposed of by any party to the Transaction Documents or the Securities in each case in connection with the Transaction Documents or the Securities, or the consummation of the transactions contemplated thereby, represent or will represent proceeds of criminal conduct or criminal property or terrorist property (as defined in the Proceeds of Crime Act (As Revised) and the Terrorism Act (As Revised), respectively).

2.14	There is nothing under any law (other than the laws of the Cayman Islands) which would or might affect the opinions set out below. Specifically, we have made no independent investigation of the laws of the State of New York.

2.15	The execution and delivery of the Transaction Documents and the issue of the Securities will be of commercial benefit to the Company.

2.16	No invitation has been or will be made by or on behalf of the Company to the public in the Cayman Islands to subscribe for any of the Securities.

3	Opinions

Based upon, and subject to, the foregoing assumptions and the qualifications set out below, and having regard to such legal considerations as we deem relevant, we are of the opinion that:

3.1	The Company has been duly incorporated as an exempted company with limited liability for an unlimited duration and is validly existing and in good standing under the laws of the Cayman Islands.

3.2	With respect to the Ordinary Shares, when (i) the board of directors of the Company (the "Board") has taken all necessary corporate action to approve the issue thereof, the terms of the offering thereof and related matters; (ii) the issue of such Ordinary Shares has been recorded in the Company's register of members (shareholders); and (iii) the subscription price of such Ordinary Shares (being not less than the par value of the Ordinary Shares) has been fully paid in cash or other consideration approved by the Board, the Ordinary Shares will be duly authorised, validly issued, fully paid and non-assessable.

3.3	With respect to the Preferred Shares, when (i) the Board has taken all necessary corporate action to approve the issue thereof, the terms of the offering thereof and related matters; (ii) the issue of such Preferred Shares has been recorded in the Company's register of members (shareholders); and (iii) the subscription price of such Preferred Shares (being not less than the par value of the Preferred Shares) has been fully paid in cash or other consideration approved by the Board, the Preferred Shares will be duly authorised, validly issued, fully paid and non-assessable.

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3.4	With respect to each issue of Debt Securities, when (i) the Board has taken all necessary corporate action to approve the creation and terms of the Debt Securities and to approve the issue thereof, the terms of the offering thereof and related matters; (ii) an Indenture relating to the Debt Securities shall have been authorised and validly executed and delivered by the Company and the trustee thereunder; and (iii) such Debt Securities issued thereunder have been duly executed and delivered on behalf of the Company and authenticated in the manner set forth in the Indenture relating to such Debt Securities and delivered against due payment therefor pursuant to, and in accordance with, the terms of the Registration Statement and any relevant prospectus supplement, such Debt Securities will have been duly executed, issued and delivered.

3.5	With respect to each issue of Warrants, when (i) the Board has taken all necessary corporate action to approve the creation and terms of the Warrants and to approve the issue thereof, the terms of the offering thereof and related matters; (ii) a Warrant Agreement relating to the Warrants shall have been duly authorised and validly executed and delivered by the Company and the warrant agent thereunder; and (iii) the certificates representing the Warrants have been duly executed, countersigned, registered and delivered in accordance with the Warrant Agreement relating to the Warrants and the applicable definitive purchase, underwriting or similar agreement approved by the Board upon payment of the consideration therefor provided therein, such Warrants will be duly authorised, legal and binding obligations of the Company.

3.6	With respect to each issue of Rights, when (i) the Board has taken all necessary corporate action to approve the creation and terms of the Rights and to approve the issue thereof, the terms of the offering thereof and related matters; (ii) a Rights Agent Agreement relating to the Rights shall have been duly authorised and validly executed and delivered by the Company and the financial institution designated as the rights agent thereunder; and (iii) the certificates representing the Rights have been duly executed, countersigned, registered and delivered in accordance with the Rights Agent Agreement relating to the Rights and the applicable definitive purchase, underwriting or similar agreement approved by the Board upon payment of the consideration therefor provided therein, such Rights will be duly authorised, legal and binding obligations of the Company.

3.7	With respect to each issue of Units, when (i) the Board has taken all necessary corporate action to approve the creation and terms of the Units and to approve the issue thereof, the terms of the offering thereof and related matters; (ii) a Unit Agreement relating to the Units shall have been duly authorised and validly executed and delivered by the Company and the financial institution designated as unit agent thereunder; and (iii) the certificates representing the Units have been duly executed, countersigned, registered and delivered in accordance with the Unit Agreement relating to the Units and the applicable definitive purchase, underwriting or similar agreement approved by the Board upon payment of the consideration therefor provided therein, such Units will be duly authorised, legal and binding obligations of the Company.

3.8	The Company has all requisite power and authority under the Memorandum and Articles to enter into, execute and perform its obligations under the ADS Purchase Warrants, including:

(a)	the issue, offer and sale of:

(i)	the ADS Purchase Warrants; and

(ii)	upon exercise of the ADS Purchase Warrants, the Warrant ADSs issuable upon exercise of the ADS Purchase Warrants and the Warrant Shares represented by such Warrant ADSs;

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(b)	upon exercise of the ADS Purchase Warrants, the deposit of the Warrant Shares represented by the Warrant ADSs issuable upon exercise of the ADS Purchase Warrants with the Depositary (as defined below) against the issuance of the Warrant ADSs deliverable in respect of the exercise of the ADS Purchase Warrants.

3.9	The execution and delivery of the ADS Purchase Warrants do not, and the performance by the Company of its obligations under the ADS Purchase Warrants will not, conflict with or result in a breach of any of the terms or provisions of the Memorandum and Articles or any law, public rule or regulation applicable to the Company currently in force in the Cayman Islands.

3.10	The execution, issue, delivery and performance of the ADS Purchase Warrants have been authorised by and on behalf of the Company, and the ADS Purchase Warrants have been duly executed, issued and delivered on behalf of the Company and constitute the legal, valid and binding obligations of the Company enforceable in accordance with their terms.

3.11	The issue and allotment of the Warrant Shares have been duly authorized and when allotted and issued by the Company upon exercise of the ADS Purchase Warrants against payment of the consideration set forth in the ADS Purchase Warrants, the Warrant Shares will be duly and validly issued, fully-paid and non-assessable. As a matter of Cayman Islands law, a share is only issued when it has been entered in the register of members (shareholders).

3.12	Upon the sale of the Resale Shares by the relevant selling shareholder, in accordance with a definitive agreement relating to the offer and sale of Resale Shares, duly authorized, executed and delivered by all parties thereto, the Resale Shares will continue to be legally issued, fully paid and non-assessable.

4	Qualifications

The opinions expressed above are subject to the following qualifications:

4.1	To maintain the Company in good standing under the laws of the Cayman Islands, annual filing fees must be paid and returns made to the Registrar of Companies within the time frame prescribed by law.

4.2	The obligations assumed by the Company under the Transaction Documents and the Securities (other than the Ordinary Shares and Preferred Shares) and the ADS Purchase Warrants will not necessarily be enforceable in all circumstances in accordance with their terms. In particular:

(a)	enforcement may be limited by bankruptcy, insolvency, liquidation, reorganisation, readjustment of debts or moratorium or other laws of general application relating to, protecting or affecting the rights of creditors;

(b)	enforcement may be limited by general principles of equity. For example, equitable remedies such as specific performance may not be available, inter alia, where damages are considered to be an adequate remedy;

(c)	some claims may become barred under relevant statutes of limitation or may be or become subject to defences of set off, counterclaim, estoppel and similar defences;

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(d)	where obligations are to be performed in a jurisdiction outside the Cayman Islands, they may not be enforceable in the Cayman Islands to the extent that performance would be illegal under the laws of that jurisdiction;

(e)	the courts of the Cayman Islands have jurisdiction to give judgment in the currency of the relevant obligation and statutory rates of interest payable upon judgments will vary according to the currency of the judgment. If the Company becomes insolvent and is made subject to a liquidation proceeding, the courts of the Cayman Islands will require all debts to be proved in a common currency, which is likely to be the "functional currency" of the Company determined in accordance with applicable accounting principles. Currency indemnity provisions have not been tested, so far as we are aware, in the courts of the Cayman Islands;

(f)	arrangements that constitute penalties will not be enforceable;

(g)	enforcement may be prevented by reason of fraud, coercion, duress, undue influence, misrepresentation, public policy or mistake or limited by the doctrine of frustration of contracts;

(h)	provisions imposing confidentiality obligations may be overridden by compulsion of applicable law or the requirements of legal and/or regulatory process;

(i)	the courts of the Cayman Islands may decline to exercise jurisdiction in relation to substantive proceedings brought under or in relation to the Transaction Documents or Securities (other than Ordinary Shares and Preferred Shares) or the ADS Purchase Warrants in matters where they determine that such proceedings may be tried in a more appropriate forum;

(j)	we reserve our opinion as to the enforceability of the relevant provisions of the Transaction Documents or Securities (other than Ordinary Shares and Preferred Shares) and the ADS Purchase Warrants to the extent that they purport to grant exclusive jurisdiction as there may be circumstances in which the courts of the Cayman Islands would accept jurisdiction notwithstanding such provisions; and

(k)	a company cannot, by agreement or in its articles of association, restrict the exercise of a statutory power and there is doubt as to the enforceability of any provision in the Transaction Documents or Securities (other than Ordinary Shares and Preferred Shares) and the ADS Purchase Warrants whereby the Company covenants to restrict the exercise of powers specifically given to it under the Companies Act (As Revised) of the Cayman Islands, including, without limitation, the power to increase its authorised share capital, amend its memorandum and articles of association or present a petition to a Cayman Islands court for an order to wind up the Company.

4.3	Applicable court fees will be payable in respect of the enforcement of the Transaction Documents.

4.4	We express no opinion as to the meaning, validity or effect of any references to foreign (i.e. non-Cayman Islands) statutes, rules, regulations, codes, judicial authority or any other promulgations and any references to them in the Transaction Documents or Securities (other than Ordinary Shares and Preferred Shares) or the ADS Purchase Warrants.

4.5	We have not reviewed the final form of any of the Indentures, the Debt Securities to be issued thereunder, the Warrant Agreements or the Warrants to be issued thereunder, the Rights Agent Agreements or the Rights to be issued thereunder, or the Unit Agreements or the Units to be issued thereunder, and our opinions are qualified accordingly.

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4.6	We reserve our opinion as to the extent to which the courts of the Cayman Islands would, in the event of any relevant illegality or invalidity, sever the relevant provisions of the Transaction Documents or Securities (other than Ordinary Shares and Preferred Shares) or the ADS Purchase Warrants and enforce the remainder of the Transaction Documents or Securities (other than Ordinary Shares and Preferred Shares) or the ADS Purchase Warrants, or the transaction of which such provisions form a part, notwithstanding any express provisions in this regard.

4.7	Reference in this opinion to a "deposit" of Shares pursuant to the Deposit Agreement means the allotment and issue to the Depositary (or its nominee or custodian) of the Shares by the Company, and the registration of the Depositary (or its nominee or custodian) in the register of members of the Company as the registered holder of such Shares, all for the purpose of enabling the Depositary to issue ADSs representing such Shares.

4.8	Under the Companies Act (As Revised) of the Cayman Islands, the register of members of a Cayman Islands company is by statute regarded as prima facie evidence of any matters which the Companies Act (As Revised) directs or authorises to be inserted therein. A third party interest in the shares in question would not appear. An entry in the register of members may yield to a court order for rectification (for example, in the event of fraud or manifest error).

4.9	In this opinion the phrase "non-assessable" means, with respect to the issuance of shares, that a shareholder shall not, in respect of the relevant shares and in the absence of a contractual arrangement, or an obligation pursuant to the memorandum and articles of association, to the contrary, have any obligation to make further contributions to the Company's assets (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

4.10	The obligations of the Company may be subject to restrictions pursuant to United Nations and United Kingdom sanctions extended to the Cayman Islands by Orders of Her Majesty in Council and sanctions imposed by Cayman Islands authorities, under Cayman Islands legislation.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement. In providing our consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the Rules and Regulations of the Securities and Exchange Commission thereunder.

We express no view as to the commercial terms of the Transaction Documents or the Securities or the ADS Purchase Warrants or whether such terms represent the intentions of the parties and make no comment with regard to warranties or representations that may be made by the Company.

The opinions in this opinion letter are strictly limited to the matters contained in the opinions section above and do not extend to any other matters. We have not been asked to review and we therefore have not reviewed any of the ancillary documents relating to the Transaction Documents or Securities or the ADS Purchase Warrants and express no opinion or observation upon the terms of any such document.

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This opinion letter may be relied upon by US counsel to the Company for the purposes solely of any legal opinion that they may be required to give with respect to the Registration Statement.

Yours faithfully

Maples and Calder (Hong Kong) LLP

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Schedule

ADS Purchase Warrants

1.	The following Warrants to Purchase American Depositary Shares issued by the Company to the Selling Shareholders:

(i)	A Warrant to Purchase American Depositary Shares dated 10 February 2021 issued by the Company to Hudson Bay Master Fund Ltd. or its assigns, in respect of up to 7,440,000 ADSs

(ii)	A Warrant to Purchase American Depositary Shares dated 10 February 2021 issued by the Company to Anson Investments Master Fund LP or its assigns, in respect of up to 4,800,000 ADSs

(iii)	A Warrant to Purchase American Depositary Shares dated 10 February 2021 issued by the Company to Anson East Master Fund LP or its assigns, in respect of up to 1,600,000 ADSs

(iv)	Warrant to Purchase American Depositary Shares dated 10 February 2021 issued by the Company to Intracoastal Capital, LLC or its assigns, in respect of up to 5,920,000 ADSs

(v)	A Warrant to Purchase American Depositary Shares dated 10 February 2021 issued by the Company to L1 Capital Global Opportunities Master Fund or its assigns, in respect of up to 4,120,000 ADSs

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